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                                                 Filed by Kerr-McGee Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: HS Resources, Inc.
                                                     Commission File No. 0-18886


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer for the sale of securities. Shareholders of HS Resources, Inc. and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 to be filed in connection with the merger. These materials will contain important information about HS Resources, Inc., Kerr-McGee Corporation, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

         In addition to the registration statement containing the proxy statement/prospectus to be filed in connection with the merger, HS Resources, Inc. and Kerr-McGee file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HS Resources, Inc. or Kerr-McGee Corporation at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Kerr-McGee Corporation's and HS Resources, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and these other documents may also be obtained from Kerr-McGee by directing a request through the investor relations portion of Kerr-McGee's website at Kerr-McGee.com or by mail to Kerr-McGee Corporation, Investor Relations, P.O. Box 25861, Oklahoma City, OK 713125.

         Statements in this document regarding the company's or management's intentions, beliefs or expectations including the number of ultimate prospects, timing and order for drilling prospects, timing of installation of production facilities and first production and timing of completion of the merger are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the risk that the businesses will not be integrated successfully, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.



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                                   * * * * * *

                            KERR-McGEE TELECONFERENCE

                                  MAY 14, 2001

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         MARGARITA: Ladies and gentlemen, thank you for standing by. Welcome to the Kerr-McGee conference call. During the presentation, all participants will be on the listen only mode. Afterwards, you will be invited to participate in the question-and-answer session. At that time, if you have a question, you will need to press the 1, followed by the 4 on your telephone. As a reminder, this conference is being recorded Monday, May 14, 2001.

         I would now like to turn the conference over to Rick Buterbaugh, VP of investor relations. Please go ahead.

         MR. BUTERBAUGH: Thank you, Margarita. Good afternoon, and thank you for joining us.

         In a news release issued earlier today, Kerr-McGee announced the acquisition of HS Resources, an independent oil and gas company headquartered in San Francisco with four primary U.S. onshore operating areas: the Denver-Julesburg Basin in northeast Colorado, the offshore Gulf Coast area of South Louisiana and Southeast Texas, the Mid-Continent region, and the Northern Rocky Mountain region.

         The purpose of today's call is to discuss the strategic value of this acquisition to Kerr-McGee, its opportunities and financial benefits, and to answer any


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additional questions you might have regarding this transaction.

         I would like to first introduce the Kerr-McGee executive team joining me. Luke Corbett, our chairman and chief executive officer; Bob Wohleber, senior vice president and chief financial officer; Ken Crouch, senior vice president responsible for our oil and gas exploration and production operations; and Lonnie Towell, vice president of mergers and acquisitions.

         We are pleased that joining us this afternoon is Nick Sutton, chairman and chief executive officer of HS Resources.

         As a reminder, our comments today will contain forward-looking statements. Please note that actual results or events may differ materially from our expectations or projections. Information concerning factors that could cause material differences is contained in Kerr-McGee's and HS Resources' SEC filings.

         With that, I will turn the call over to Luke Corbett, Kerr-McGee chairman and chief executive officer.

         MR. CORBETT: Thank you, Rick. And we are pleased to have you on our conference call this afternoon, and certainly we are pleased to have the


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opportunity to talk to you about the transaction with HS Resources.

         I will speak first and have some comments regards the positive aspects of this transaction. Then I would ask Nick Sutton to follow me and share some of his thoughts on today's announcement, and following that, we'll ask Bob Wohleber to discuss the financial details of the transaction.

         Let me take just a minute and explain why we are excited about this particular transaction and the portfolio HS has.

         Really, this is a theme about balance as Kerr-McGee continues to work its strategic plan. And the acquisition of HS Resources fits our stated strategy to profitably grow our oil and gas assets.

         The addition of the 1.3 tcfe approved U.S. natural gas reserves balances our oil and natural gas product mix, it balances our U.S. versus international split, and it balances our onshore versus offshore exposure while providing low-risk development opportunities of substantial probable reserves.

         As a result of this transaction, Kerr-McGee's proved U.S. gas reserves will increase by nearly 80 percent, and represent roughly 59 percent of our U.S. reserve base. Our reserves to production ratio of U.S.







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gas increases by about two years, and in addition to balancing our oil and gas portfolio, these properties generate substantial free cash flows.

         Equally important to us, under current strip prices, the transaction will be immediately accretive to Kerr-McGee's per share earnings and our cash flow.

         HS Resources' assets include long live natural gas reserves concentrated within about a 600-square mile area in the Wattenberg Field of the D-J Basin. It's adjacent to one of the fastest growing energy markets in the United States, and they have been building a dominant position in this field for many years, where field operations generate low unit operating costs, which we expect will have a visible and positive impact on our lifting costs.

         The company has developed a focused, integrated approach to its field operations, with a proven record of success, and we believe that continuation of the existing exploitation program of this field will support years of disciplined growth because of the unique characteristics of this asset.

         Because of the changes in field rules enacted by the Colorado Oil and Gas Conservation Commission, Wattenberg offers filed operators the regulatory framework to optimize the resource value. HS has







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studied the field extensively, and they have accomplished hundreds of field projects with consistent success, and inventoried literally thousands of similar project opportunities on their existing properties.

         These projects include relatively low-cost, low-risk opportunities, including new wells, deepening existing wells, recompletions of old wells, and refracs of old wells to enhance production, enhance proved reserves and to add total value to this field.

         This is truly a unique story in our perspective, and one that offers predictable growth and consistent cash flow to balance our other E and P operations.

         Let me offer some additional perspective on the new core area for Kerr-McGee. The field has been well-documented for decades as an extremely large, tight gas accumulation. It stretches over some 36 townships along the Front Range north of Denver, making it one of our country's most significant gas resources.

Cumulative production is about three tcfe equivalent, and thousands of existing wells provide geological control. The HS Resources properties are located in the heart of the field. The reservoirs and gas-in-place estimates offer compelling investment targets in today's economic environment.







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         Even though production has occurred for many years, the field still has large gas-in-place estimates. For example, one of the six major producing reservoirs, which has produced just under one tcf, is estimated to have roughly six tcf of gas originally in place. Ultimate recoveries using today's technologies are only expected to recover about 25 percent of the gas in place. So one can infer that improvements in technology will generate even higher recoveries in the years to come.

         Now, beyond the reserves carried as proved undeveloped on the company's reserve ledger, there are more than 800 bcf of targeted reserves in the nonproved category; in other words, probable and possible. Now these are all targeted by site specific, quantified, engineered projects. The reserve base is confirmed by overwhelming geological control in that some 11,000 wells and the attendant information have been extracted from Wattenberg so that the volumes are not at risk in the sense that one would normally associate with probable reserves, again establishing Wattenberg Field as one of our country's significant gas resources.

         And, finally, on the exploration side, HS Resources has a disciplined, focused strategy that targets low to moderate-risk projects on the Texas and





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Louisiana Gulf Coasts, and their program is compatible with our current onshore activities, and it strengthens our existing operations in this area while complementing our extensive inventory of deep water exploratory projects.

         Now, let me conclude my comments by saying that not only do we welcome the addition of HS Resources to our asset base, we sincerely welcome their exploration and production team. They have a proven track record with a unique insight to this new area of focus for Kerr-McGee.

         At this time, let me invite Nick Sutton, if he would, to say a few words regards the transaction. Nick.

         MR. SUTTON: Thank you, Luke. Ladies and gentlemen, several months ago, we at HS Resources initiated at the board level, discussions about the strategic alternatives for our company. We were mindful of the drive for consolidation in the independent producer sector, and the ongoing value discount faced by small cap companies. Frankly, the Shell tender for Barrett sent shock waves through our sector.

         We believe that we are very well-positioned. We have stayed the course, and continue to add value with our double-digit production growth. We had the







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financial strength, including excess cash flow, to use and be an acquirer. And, finally, we had to be open to the possibility of a terminating transaction should that be in the best interests of our shareholders.

         To be able to make an informed judgment in this regard, we retained Lehman Brothers to assist us in doing a value check of the market. That is what led us to this transaction with Kerr-McGee that we are talking about today.

         With Lehman, we compiled a list of companies who might have a strategic interest in HS. Through Lehman we contacted a number of those companies, the most likely companies. We allowed interested parties to conduct due diligence and submit proposals.

         At the end of the day, the board concluded that the proposal from Kerr-McGee represented the best interests of our shareholders. And I say that relative to other proposals, and also relative to our strategic alternatives of staying the course or becoming an acquisition company.

         On the employee side, we have a great deal of respect for Kerr-McGee and its management. We are confident in their ability, together with our employees, to continue to develop and grow the HS Resources asset base. We couldn't think of a better company to which to







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entrust our company, our shareholders and our employees.

         Kerr-McGee has an impressive track record, having maintained discipline through a focused growth strategy and having achieved financial success through the drill bit, as evidenced by exploration successes in the deep water Gulf and the Bohai Bay of China.

         Through this transaction with Kerr-McGee, our shareholders will have the opportunity to achieve substantial immediate value in the form of $66 in cash, as well as the potential for even greater value by receiving equity in one of America's premier independent E and P companies. Thank you.

         MR. CORBETT: Thank you very much, Nick. I would like next to ask Bob Wohleber, our CFO, to cover the financial highlights of the transaction. Bob.

         MR. WOHLEBER: Thank you, Luke. Let me first discuss the deal structure. We are talking about a $1.7 billion acquisition to be accomplished by an exchange of cash and stock for all of the outstanding shares of HSE. The price paid is based on $66 per share of HS Resources stock, with HSE shareholders having the opportunity to elect to receive either cash or stock subject to proration, so that 70 percent of the total HS shares are acquired for cash, and 30 percent for stock.

         KMG, Kerr-McGee, will also be assuming HSE's







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debt equal to approximately $450. So I can be clear, the 1.7 billion is the total transaction, which includes the $450 million of assumed debt.

         The stock component is based on a fixed exchanged ratio of .9404 of our shares for each share of HSE common stock.

         Some of the financial highlights, I would like to review with you, as well. The transaction, as Luke mentioned, is immediately accretive on an earnings and cash flow basis to Kerr-McGee. In fact, the break-even price on this transaction to be accretive is down to $2.75 per mcf. We are paying about $1.10 per mcfe on a proved basis. This assumes $300 million of value for nonreserves items, such as the gas gathering system and exploration acreage.

         Kerr-McGee will be issuing approximately five million shares, which is less than five percent of our fully diluted shares outstanding.

         Kerr-McGee's net debt-to-capital ratio will increase as a result of the transaction. We'll be going from approximately 42 percent net debt-to-capital to over 50 percent, but we do expect this ratio to drop under 50 percent within the near term.

         Our interest coverage remains very strong at twelve times EBITDA dot to interest coverage. We







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expect on a pro forma basis that this transaction will result in a decrease in our LOE costs of approximately six percent. We also expect our unit DD&A rate to go up approximately seven percent, based upon the grossed-up computation.

         This transaction is expected to generate free cash flow in the order of 150 to $200 million which will provide strong and stable cash for Kerr-McGee to reinvest in projects, including our deep water prospects. And we do expect this transaction to close in the third quarter.

         Just to cover some of the strategic points, this transaction will increase our U.S. gas reserves by 77 percent, and our U.S. production by 39 percent. We'll be adding 1.3 tcfe of proved reserves, with an additional 800 bcfe of unbooked probables and possibles. This increases our leverage to gas from 36 percent to 43 percent of our total reserves base. It extends our U.S. gas reserve life from seven-and-a-half to nine-and-a-half years, and it positions Kerr-McGee as the number four independent based on pro forma reserve basis up from a number five.

         Some of the key operating points to review with you are that the company's producing assets are found in the Denver-Julesburg Basin, the D-J Basin, of







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northeastern Colorado, and in Texas and Louisiana Gulf Coasts.

         HSE has a dominant position in the D-J, which provides an extensive inventory of low-risk, high-return exploitation opportunities to fuel further growth. The field is strategically positioned in one of the most rapidly growing regions in the U.S., and over 80 percent of their production comes from the D-J.

         HS also controls the Wattenberg Gas Gathering and Transmission System, which gathers production from more than 2800 wells and blankets the company's D-J Basin, which allows for the easy connection of future wells. That concludes my comments.

         Margarita, I think we would now like to open the call up to questions.

         MARGARITA: Thank you. Ladies and gentlemen, if you wish to register any questions for today's question-and-answer session, you will need to push the 1 followed by the 4 on your telephone. You will hear a three-tone prompt acknowledging your request.

         If your question has been answered and you wish to withdraw your prior request, you may do so by pushing the 1 followed by the 3. And if you are using a speaker phone, please pick up your handset before







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entering your request.

         One moment, please, for the first question. Steve Enger with Petrie Parkman, please go ahead.

         MR. ENGER:  Hello, guys.

         IN UNISON:  Hi, Steve.

         MR. ENGER: A couple of questions, perhaps this question for Nick. The Wattenberg Gathering System, I think you have plans to expand that this year, and HS clearly has a strong production growth profile this year and next, I think close to 20 percent. At what point are you going to run into limitations in the Wattenberg Gathering System and what can you do to eliminate those restrictions?

         MR. SUTTON: We have been working throughout this last year to eliminate bottlenecks of that Wattenberg system. We have added a lot of improvements in compressors. We de-bottlenecked certain areas, and we have added additional compression and additional processing. So we are presently in the position of being able to take the throughput up to about 250 million cubic feet of gas a day, and probably by mid to late summer, we will be able to take that to 270 million cubic feet of gas a day.

         We have in our plans additional upgrades in







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upcoming years, and we are very confident that we will be able to continue to expand the take-away capacity of that Wattenberg system to cover all of our anticipated production increases.

         MR. ENGER: Okay. There is not some throughput level at which you really kind of hit the wall and have to spend major capital to go beyond that?

         MR. SUTTON:  No, there's not.

         MR. ENGER: Okay, thanks. And then the next question is, can you give us a little bit more description of the 500-plus bcf equivalent of probable opportunities relative to the proved reserve base? And then the same kind of question for the 300 or so bcf equivalent of possibles. Just kind of give us a feel for the nature of those opportunities of what needs to be done, and possibly what needs to be spent to get those reserves.

         MR. SUTTON: If you are familiar with the D-J, we have got a very large area that has vertical formations. There are five or six different productive formations, depending on which part of the D-J we are in.

         MR. ENGER: Uh-huh.

         MR. SUTTON: And under typical engineering rules, in order to be counted as approved







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location, you have to be a lateral or diagonal offset from existing production.
In many areas we have locations where we have wellbores going through the respective formations that establish the presence of the sands. It is just that, as we sit here today, we don't have a diagonal or lateral offset, according to which we could then qualify a location as proved. That is the majority of the kind of probable and possible we are talking about here today.

         MR. ENGER: Okay. And so as part of that, are you talking about de-spacing from nominally 40 acres to 20s?

         MR. SUTTON: No, that is not included in this at all.

         MR. ENGER: Okay. These would be additional locations on 40-acre type spacing?

         MR. SUTTON: That's correct.

         MR. ENGER: And then on top of that, there would be some deepening, refrac kinds of potential, as well?

         MR. SUTTON: That's correct.

         MR. ENGER: Okay. Thanks.

         MARGARITA: Mr. Hayden with Banc of America Securities, please go ahead.

         MR. HAYDEN: Hi guys. Two questions.







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The first one, Luke, this is more for you, are you satisfied with your position in the Rockies now; are you looking to expand anymore? And then I guess my next question would be, you talked about the probable and possibles --

         MR. CORBETT: Yes.

         MR. HAYDEN: -- with HS. How about any rank speculation upside?

         MR. CORBETT: Well, I would say, you know, we are very pleased with the addition of the core area. This is a major step for us in the Rockies. We like the fact, if you followed our strategic plan here, always part of what we are doing is building core areas so we can extrapolate and add value as we go through our procedures here.

         This fits that very well. I like the fact that we have 10,000 identified projects with this opportunity here. So it is a matter of continuing this unique role that HS has played in Wattenberg, and methodically going about our business of five to 600 projects per year. This, really, from that perspective, is a gas machine, and quite attractive in the current economic environment. So we are very pleased with the transaction and the assets.

         The exploration potential that we looked at,







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of course, is in the Gulf Coast area, both Louisiana and Texas. I would class it as low to moderate risk. Certainly Nick can verify that, but they have volume success there. They have 45 to 60 prospects they already have identified in that area. And, again, it is a very disciplined approach to drilling.

         They have wells waiting to be hooked up as we speak, and they have had phenomenal success looking again at gas reserves mainly. There are some oil projects in and around that area. So, we are adding exploration in this project base in that area, but I class it as low to moderate risk.

         MR. HAYDEN: Okay. Thanks a lot.

         MARGARITA: Jay Wilson with JP Morgan, please go ahead.

         MR. WILSON: Hi, guys.

         IN UNISON: Hi.

         MR. WILSON: It looks like to me that the key to unlocking value going forward for the Kerr-McGee shareholders is going to be to accelerate the booking of the probable and possible resources, and also, I guess, boosting production in order to try and shorten up that reserve life just a little bit.

         I wonder if you could talk about kind of the plan, and shall we expect to see an increased level of







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activity? Maybe you can talk about that a little bit?

         {}{} MR. CORBETT: Lonnie?

         {} MR. TOWELL: Yes?

         {}{} MR. CORBETT: Jay, I'm going have Lonnie Towell, who is quite familiar with the engineering aspects of this field, respond to that, and then I'll add to that.

         MR. TOWELL: Jay, I think one of the things you have heard about the uniqueness of this resource is that it is extremely well-defined, and so it is a matter of just accelerating the program. And when you have a site specific project inventory that includes everything that is not counted as proved, it is just a matter of accelerating or wrapping up spending patterns, if you can, and you have to integrate that with the take-away capacities, of course. But it is simply a matter working the program year after year.

         MR. WILSON: Can you give us an idea or can you quantify that a bit, as far as maybe like the level of cap ex we might expect to see, say, in 2001 and 2002, I mean, as far as ramping up, or then maybe the number of rigs we might see working in the area?

         MR. CORBETT: Jay, I might comment on that. Luke here. Obviously HS has put forth a fairly aggressive capital program in there. They upped, if







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you've read their first quarter report, they've moved their capital expenditure program up to the 155 to the 165 level. And when you couple that with the work on the Wattenberg gas system and upgrading and adding compression, I think what you are looking at here is the dynamic with the ability to spend money and then move throughput. And so we have the ability to match that in this particular area.

         Obviously, as you have pointed out here, there is free cash flow from the program, and if we can find ways after we spend some time with the HS group to move forward on the compression programs or the expansion of the system so that we can move more throughput into that area, we could accelerate.

         But right now it is maxed, and I think you are seeing volume growth in a fairly aggressive program, particularly through the first quarter. Their gas volumes were up, I believe, Nick, 14 percent.

         MR. SUTTON: Uh-huh.

         MR. CORBETT: So quite an opportunity here, as Lonnie has pointed out. These projects are identified. It is a matter of moving to the work. The gas volumes are there. So this is not an issue of us having to find gas. It's an issue of us moving forward on the project, and then moving the gas to prove it.







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         MR. WILSON: Okay. Congratulations.

         MARGARITA: Troy Hottenstein with UBS Warburg, please go ahead.

         MR. HOTTENSTEIN: Hi, guys. Just a few brief questions. One is, it looks like as an HS shareholder you have the right to elect either cash or stock. Is there also a third election where I can elect a guaranteed mix between cash and stock?

         MR. SUTTON: No, there really is not.

         This will be an election. You can elect for cash or stock in the percentage that you would choose, and once all that comes in, then it will be prorated based upon the selections of all of the shareholders.

         MR. HOTTENSTEIN: Okay.

         MR. SUTTON: There is no guaranteed percentage of stock or cash available.

         MR. HOTTENSTEIN: Okay, great. Thanks. And just one other question. You mention that there was a list of companies that took a look at HS Resources, and you decided that Kerr-McGee was the best offer out there. Were they, just purely on financial terms, were they also the highest offer?

         MR. SUTTON: No, we are not going to comment on any of the details of the process or the proposals of the respective parties. I think it is just







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suffice to say that our board of directors, after very careful deliberation, concluded that this particular transaction is in the best interest of our shareholders.

         MR. HOTTENSTEIN: Great. Thanks, guys.

         MR. CORBETT: Thank you.

         MARGARITA: Luca Ippolito, Chesapeake Partners, please go ahead.

         MR. SARKIS: Hi, it's Louis Sarkis for Luca. Two very quick questions. One, you indicated that the closing, your expectation is that it will be during the third quarter. Would you hope that it's in the first half? You know, when will you get the process rolling by, you know, filing the proxy statement and so forth.

         MR. CORBETT: Louis, if you could help us move anything through the government, we would love to find the shortcuts.

         MR. SARKIS: I will be there tomorrow then.

         MR. CORBETT: Yes. Obviously transactions of this type have a procedure that we have to follow.

         MR. SARKIS: Uh-huh.

         MR. CORBETT: We are doing that work as we speak, and we believe that we could have this done







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by, you know, the first part of September. And that certainly is our hope. If we find any opportunity to move this along on an earlier pace, certainly we are going to do that.

         MR. SARKIS: Will you be filing the proxy within two weeks here or so?

         MR. WOHLEBER: Yes, that is our plan, to file the proxy within two weeks.

         MR. SARKIS: Okay. Secondly, are there any, besides Hart-Scott, any other regulatory approvals, such as FERC, that are necessary that could drive the timing here?

         MR. WOHLEBER: No, there are none.

         MR. SARKIS: So just Hart-Scott-Rodino?

         MR. CORBETT: That's it.

         MR. WOHLEBER: That's correct.

         MR. SARKIS: And finally the election, is that like right before the closing of the transaction?

         MR. WOHLEBER: Yes, that is in connection with the proxy solicitation. When the shareholders submit their vote, they will make the election when they return the proxy.

         MR. SARKIS: Thank you very much. Good long.







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         MR. CORBETT: Thank you.

         MR. WOHLEBER: Thank you.

         MARGARITA: Jim Hoffman with Peter Schoenfeld Asset Management, please go ahead.

         MR. HOFFMAN: Good afternoon and congratulations.

         MR. CORBETT: Thank you, Jim.

         MR. HOFFMAN: Can you just tell me how much of HS Resources gas has been hedged in 01 and 02, and how you sort of view the policy going forward?

         MR. SUTTON: Well, I can say that in terms of 01 and 02, it's roughly 40 to 45 percent. It tends to be more significantly hedged during the summer months than during the winter months. And as to going forward --

         MR. WOHLEBER: Yes, going forward, if you know Kerr-McGee, our policy is not to hedge our production, so our plan would be not to hedge any of this production going forward. We also will look at the existing hedges as to whether or not we maintain them or close those positions out.

         MR. HOFFMAN: Great. Thank you and good luck.

         IN UNISON: Thank you.

         MARGARITA: Our next question from







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Marlise Randle with A.G. Edwards. Please go ahead.

         MS. RANDLE: I have a couple of questions. One, I was wondering if you could tell us you production growth, or HS's production growth estimates for 2001 and 2002 for natural gas?

         MR. SUTTON: Sure. Let me say that we have got -- we have filed an 8-K with FD guidance out there, and we have provided a range of anticipated production, but basically we are looking at 20 percent year over year, both 01 over 2000 and 02 over 01.

         MS. RANDLE: Okay. And, second question, you never mentioned any cost savings. Do you expect any kind of cost savings at all through this transaction?

         MR. CORBETT: Well, I would suggest to you that there would be some synergies regards corporate office types and those sorts of things. But, quite frankly, HS has been very frugal and prudent in terms of how they've operated, and, as I mentioned earlier, is quite unique in their approach. And we were pleased to find that they are very cost effective.

         MARGARITA: Ms. Randle, do you have any further questions at this time?

         MS. RANDLE: Oh, no, no.

         MARGARITA: Thank you. Our next question is from Ed Lefferman with First Manhattan. Please go



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ahead.

         MR. LEFFERMAN: Yes, hi, Nick. I just have one question. I'm curious as to why you did not put this transaction up for a public bid, and why you just dealt privately.

         MR. SUTTON: Well, as I mentioned, we started this process with no clear indication of an anticipated direction. We felt that we were in a very strong position to continue to move the company forward or to be an acquirer, or perhaps to entertain some terminating transaction.

         As a result, we did not feel that it was in the best interest of the shareholders to entertain some sort of an auction process. What we needed was a market test, and if through that process, we surfaced a proposal that we felt was in the best interest of the shareholders, we would definitely have to pay attention to it.

         But what we were not ready to do is embark on a broad-scale auction, in effect putting the company up for sale, because that was not our intent, it was not our purpose, and, frankly, we have seen situations where companies that have gone to such a process actually destroy shareholder value rather than enhance shareholder value, and we were not going to put our







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shareholders at that kind of risk.

         MR. LEFFERMAN: Well, how do you relate this value to the recent Barrett-Williams transaction --

         MR. SUTTON: There are --

         MR. LEFFERMAN: -- in terms of maximizing the value for the shareholders?

         MR. SUTTON: There are various published reports out there. There will certainly be comparisons made between this transaction and the Barrett transaction. Our estimation is, from what we have seen, this is really on a par with the Barrett transaction.

         MR. LEFFERMAN: Thanks.

         MR. SUTTON: Thank you.

         MARGARITA: Bob Goodof with Loomis Sayles, please go ahead.

         MR. GOODOF: One quick question. You talked about hedging your summer production. Could you give us an idea what price you hedged at?

         MR. SUTTON: If we look at our second and third quarters of 01, basically we've got about 50 percent hedged at a hedge price of just under $3 per mcf, and that goes -- that translates into about a $3.70 to $3.75 price at the wellhead, using a strip price that was in effect a little bit ago, but that also incorporates gathering and transportation, btu upgrades







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and all of those kinds of things. You will find detailed information on our hedge positions in our filings with the SEC, most notably our recent 10-Q.

         MR. GOODOF: And the commentary about this being accretive at 2.75, again, it is 2.75 at the wellhead? This is not a Henry Hunt 2.75?

         MR. SUTTON: That's right.

         MR. CORBETT: That's right.

         MR. GOODOF: Thank you.

         MARGARITA: Our next question is from Eric Connerly with Boston Partners. Please go ahead.

         MR. CONNERLY: All right. Could you discuss the tax-paying position of both companies? Is Kerr-McGee a current taxpayer outside of AMT and then HS?

         MR. CORBETT: Yes, we are a current taxpayer.

         MR. CONNERLY: And has HS used up or has Kerr-McGee used up all of its tax loss?

         MR. CORBETT: Yes, we have, and HSE has used up all of their NOLs, as well. They have modified their Section 29 credits, so there are no further benefits from Section 29 credits going forward.

         MR. CONNERLY: Thank you.

         MARGARITA: Ladies and gentlemen, if







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there are any additional questions, please press the 1 followed by the 4 at this time.

         Steve Enger, please go ahead with your follow-up question.

         MR. ENGER: Hey, guys, one follow-up. We've kind of talked around this a little bit. But, Luke, what do you see as the potential at this point in time for accelerating the capital spending? You talked about the HS increased to the, I think the 155 to 175 range. Can you accelerate that and thus bring some of those probable and possible reserves into the proved category even faster, as well as having positive impact on the production profile?

         MR. CORBETT: Steve, as we mentioned, we are capable of putting forward, and HS has shown this, capable of putting forward five to 600 projects very effectively year and year. And, of course, this matches the capacity to move the product with the capacity to pull the product out of the ground. So we are looking, if you will, a bit like a machine here. And this is not a question of more capital going into the system. It is the ability to effectively and efficiently work the projects through the list here, and not make mistakes. And they have shown a real diligence towards doing that. And we were quite happy with the procedures that we saw






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in place.

         And so I think, as Nick pointed out earlier, when you see volume growths of 20 percent year over year, that is pretty significant in this area, and it shows the capability of moving forward in a bit of an accelerated mode but matching capacity of the system with execution on the project side.

         MR. ENGER: Okay, great. You have no argument with 20 percent production growth.

         MR. CORBETT: No, I don't.

         MR. ENGER: Thanks.

         MARGARITA: I'm sorry, John Zaehringer with Loomis Sayles, please go ahead.

         MR. ZAEHRINGER: Thank you, quick question. The rating agencies, have you spoken to them, and is there any possible plan to move forward with some divestitures at the Kerr-McGee level as a result of this proposal?

         MR. WOHLEBER: As to the rating agencies, yes. We have spoken to S&P, Moody's and Duff & Phelps. We have no indication that there will be any change in Kerr-McGee's rating. They are still reviewing the situation, but we are not expecting any change in your rating as a result of this transaction.

         MR. ZAEHRINGER: Yes.









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         MR. CORBETT: John, I might talk about dispositions here. We have stated
clearly over the past six to nine months that about five percent of our production volumes before this transaction were potential to move out of Kerr-McGee's portfolio.

         Again, we were looking at some of these areas regards whether or not they were strategic and core to our company. We'll continue to do that. That is just part of our strategic plan. So the transaction will have no impact on that part of our program. That is just something we will continue to coordinate and continue to work through.

         MR. ZAEHRINGER: Thank you.

         MARGARITA: Jim Hoffman, please go ahead with your follow-up question.

         MR. HOFFMAN: Has HS management, or the directors and officers, indicated how they intend on electing?

         MR. SUTTON: Bob, I will answer that. This is Nick Sutton. I think it is premature. I think certainly -- I will speak for myself. I am very impressed with Kerr-McGee's organization and the future prospects of this company. We certainly have to work through tax considerations with our personal tax







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advisors, and we have to consider the market consideration between now and closing.

         But I think -- I certainly speak for myself, and I think I reflect our entire management team. Their orientation is toward stock rather than cash. We have a lot of personal things we have to work off before that election is finally due and has to be made.

         MR. HOFFMAN: Thank you.

         MARGARITA: Our next question is from Mark Pibl with Merrill Lynch. Please go ahead.

         MR. PIBL: All right. I'm Mark Pibl with Merrill Lynch. Just one question on, how are you planning on funding the cash portion of the acquisition, and are there any plans to pay down the debt with free cash flow and the timing of that debt reduction?

         MR. WOHLEBER: To fund the transaction, we will use or existing lines of credit, and, as always, yes, with free cash flow, we would continue to work -- you have to have free cash flow to pay down debt.

         As I mentioned earlier, this takes us to a little over 50 percent net debt to capital. We stated before publicly, we like to be in a range of below 50 percent and at the lower end. So this will take us to a little over 50 percent, but still a very strong fixed interest coverage ratio in connection with the







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transaction.

         MR. PIBL: But are you actually -- is there a plan for any actual debt reduction in the next six to nine months?

         MR. WOHLEBER: Well, only through the free cash flow that will be generated, and we are expecting free cash flow even before this transaction, based upon our plan and the discussions that we've had publicly with the Street and our investor group. So we would be expecting the debt to go down.

         As I said earlier, HSE will be adding free cash flow over and above what Kerr-McGee was already projecting for this year. So that free cash flow will go to reduce the debt.

         MR. CORBETT: Mark, I might add -- this is Luke Corbett --, the free cash flow we are talking about is above and beyond our announced capital program, and their announced capital program. So we are not impacting any of our program here.

         MR. PIBL: No, I wouldn't assume you would be.

         MR. CORBETT: Yes.

         MR. PIBL: Thank you.

         MARGARITA: Our next question is from Fadel Gheit with Fahnestock. Please go ahead.







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                                                                              34

         MR. GHEIT: Good afternoon. I have a question on the HS Resources. What was the management stake in the company?

         MR. SUTTON: Approximately 15 percent.

         MR. GHEIT: Thank you.

         MARGARITA: Nathan Weiss with Noble partners, please go ahead.

         MR. WEISS: Good afternoon.

         IN UNISON: Hi.

         MR. WEISS: You stated earlier that the cash portion of the payment would be capped at 70 percent. Is there any type of equivalent cap on the equity payment, or could there theoretically be a hundred percent equity payment, if KMG's share price were to rise?

         MR. WOHLEBER: No, no. The theoretical max on the equity is 30 percent.

         MR. WEISS: Okay. So it is actually a fixed ratio?

         MR. CORBETT: Yes.

         MR. WOHLEBER: Yes, it is fixed exchange ratio.

         MR. WEISS: Okay.

         MR. WOHLEBER: .9404.

         MR. WEISS: Thank you.







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                                                                              35

         MARGARITA: Eric Connerly with Boston Partners, please go ahead.

         MR. CONNERLY: My question has been asked. Thank you.

         MARGARITA: Once again, ladies and gentlemen, if there are any additional questions, please press the 1 followed by the 4.

         Alex Shingler with Seneca Capital, please go ahead.

         MR. SHINGLER: I have just a couple of administrative questions. I assume that there is no financing condition that is being financed with your current bank loan?

         MR. WOHLEBER: That's correct, it is not conditional on financing.

         MR. SHINGLER: And the stock portion, is that tax-free?

         MR. WOHLEBER: Again, it will depend upon the amount of cash that the shareholder receives, but if the shareholder elects one hundred percent stock and receives 100 percent stock, then it would be a tax-free transaction to that shareholder. If the shareholder receives a portion of cash, then to the extent of that cash, there could be capital gains, depending upon their stock -- their tax basis.







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         MR. SHINGLER: Right, so on the stock portion, it would be tax-free?

         MR. WOHLEBER: yes.

         MR. SHINGLER: Then if you don't elect, what happens to this if you don't elect?

         MR. WOHLEBER: Then it is assumed to be all cash.

         MR. SHINGLER: Okay, thank you.

         MARGARITA: Arild Holm, University of California, please go ahead.

         MR. HOLM: This question is more for Nick. And about six years ago when HS actually started a consolidation in the D-J Basin. One of the things was that you were looking at possible and specifically being able to reach more formation, as well as being able to do more frac jobs, things of that nature, and these are the same things you are commenting on today. Can you tell me what is different today, excluding natural gas prices versus say five, six years, and are you seeing more now, and how much have you been able to tap into with regard to the last five, six years?

         MR. SUTTON: That's a question that could engender a good 15-minute answer, so I'm going to try to keep this very short, and we would be happy to fill you in on details of what we have done over those







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years.

         But suffice to say that in 1997, late in the year we acquired all of Amoco's rights to projects in the D-J. And through that we were able to pull together formations that had been, the ownership of which had been dispersed over the years. So by pulling those all together, we enhanced substantially our inventory of highly economic activities within given wellbores and on given spacing units.

         In addition, in 1998, the Colorado Oil and Gas Conservation Commission passed what are called the Wattenberg spacing rules that made it administratively more easy, less difficult to undertake various transaction.

         Now, we have talked about these transactions over the years, or these particular activities over the years, and we have moved forward very aggressively. It is just that we have substantially more to do because of various acquisitions such as the Amoco acquisition and various regulatory changes, such as the Colorado Oil and Gas Commission Exchange.

         To give you simple examples, we have an ongoing program that started after the six, seven years ago time reference, or time frame that you referenced, where we were targeting the J sand reserves. We've







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targeted those with new wells, we've deepened existing wells in the J, we have refrac'd the J formation.

         Similarly with the CODELL. We have a lot of new kinds activities we are able to do because of these changes.

         So, if anything, over the last half a dozen years, we have accelerated our activities, we have had highly economic results, and it is just simply that we have continued to build on that inventory every year?

         MR. HOLM: Okay, thanks.

         MARGARITA: Sumit Handa with Weiss Peck & Greer, please go ahead.

         MR. HANDA: My question has been answered. Thank you.

         MARGARITA: Dana Chandler with Cathay Financial, please go ahead.

         MR. CHANDLER: Yes, good afternoon. I was wondering if there was any walk-away generation fee associated with the market?

         MR. WOHLEBER: Yes, there is a break-up fee. $40 million, plus $8 million to cover expenses.

         MR. CHANDLER: Okay. Thank you very much.

         MR. WOHLEBER: You're welcome.

         MARGARITA: Evan Templeton with RBC







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Dominion, please go ahead.

         MR. TEMPLETON: Hi. Can you just comment on the fate of the existing high-yield bonds, which whether or not you plan to tender?

         MR. WOHLEBER: As you know, HSE has already tendered for one of the issues. The $75 million issue has been called. There are two issues remaining, approximately $235 million. Kerr-McGee will be evaluating its decision as to what to do with those issues. They are callable November 15th of this year. Given their rate, nine-and-a-half percent, and given our investment grade rating, we most likely will look at calling those issues and doing a refinancing.

         MR. TEMPLETON: Great. Thank you.

         MARGARITA: Monroe Helm with Barrow Hanley, please go ahead.

         MR. HELM: Could you discuss -- it's a little far out, I mean, you talked about 20 percent production gains in 2001 and 2002. What kind of capital requirements will there be beyond 2002 to continue to grow their production both from an E and P standpoint and the gathering and processing standpoint? And I guess the gist of that is, can you continue to grow it, or are you limited by the people, or just the projects you can process each year and the gathering systems?







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         MR. SUTTON: This is Nick talking. We have not provided any guidance under FD past 2002, and I think it would be inappropriate to do that at this time.

         MARGARITA: Mr. Helm, do you have any further questions?

         MR. HELM: Without being specific on what the production is, can you talk about, you know, would you have to step up the number of projects you are doing to grow the production past that point in time?

         MR. SUTTON: Again, that's -- you are asking us to put ourselves at a point forward several years, and I just am uncomfortable making statements without giving guidance to Street past those points.

         MR. HELM: Okay.

         MARGARITA: Luca Ippolito, please go ahead with your follow-up question.

         MR. SARKIS: Yes, I just wanted to clarify one thing, and that is the election process. You indicate it is cash or stock, and that it is subject to a prorate with 30 percent stock and 70 percent cash. Could you just go over again what happens if there is no -- if you do not put in election, I thought I heard you say that it would then be deemed to be a cash election, but I wanted to be sure.

         MR. WOHLEBER: That is right if you do







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not make an election, it will be deemed to be all cash.

         MR. SARKIS: And still subject to the same proration as if you had made an all cash election?

         MR. WOHLEBER: Yes, that is correct.

         MR. SARKIS: Thank you very much.

         MARGARITA: Oscar Wu with Nomura Securities, please go ahead.

         MR. WU: Both of my questions have been answered. I just have quick question on the Wattenberg assets of HS. They are regulated by FERC. Do you need FERC approval for the transfer of that asset?

         MR. WOHLEBER: No, we do not need FERC approval.

         MR. WU: And also it appears that those assets that HS purchased, the sale is going to close at the end of this year, is that correct, or is that going to be now accelerated because of this transaction?

         MR. WOHLEBER: That's -- you are referring to the Wattenberg Gathering System?

         MR. WU: Uh-huh.

         MR. WOHLEBER: The present plan is, that will just continue and close as scheduled.

         MR. WU: As scheduled at the end of this year, so after the merger?

         MR. WOHLEBER: That's correct.







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         MR. WU: Thank you.

         MARGARITA: Mr. Buterbaugh, there are no further questions at this time. Please continue.

         MR. BUTERBAUGH: Thank you, Margarita. As a reminder, a replay of the call will be temporarily archived on the company's websites. In addition, this Wednesday, May 16, members of the senior management teams of Kerr-McGee and HS Resources will make presentations regarding this transaction in Boston and New York City. In Boston, the presentation will be held at {} Maisson Robert located at 45 School Street. This presentation will begin at noon Eastern Time. The presentation will also be held in New York City on Wednesday afternoon at five p.m. Eastern Time in the Jade Room of the Waldorf Astoria Hotel, located at 301 Park Avenue. Both of these presentations will be simulcast on Kerr-McGee's and HS Resources' websites. That concludes today's conference call. Thank you for joining us this afternoon.

         MARGARITA: Ladies and gentlemen, that does conclude our conference for today. You may all disconnect then. Thank you for participating.












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